SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by
THE SOUTHERN CONNECTICUT GAS COMPANY

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

Medium-term notes.

2.  Issue, renewal or guaranty.

Issue.

3.  Principal amount of each security.
	Principal Amount	Annual Interest Rate	Date of Maturity	Consideration Received
	$25,000,000	7.35%	September 26, 2005	$24,875,000
	$40,000,000	7.60%	September 25, 2007	$39,760,000
	$10,000,000	7.65%	September 25, 2008	$9,940,000
	$40,000,000	7.80%	September 24, 2010	$39,750,000
Total	$115,000,000			$114,325,000

4.  Rate of interest per annum of each security.

See the information provided in the table in Item 3.

5.  Date of issue, renewal or guaranty of each security.

September 25, 2000, is the date of issue for each of the four securities listed in the table in Item 3.

6.  If renewal of security, give date of original issue.

Not Applicable.

7.  Date of maturity of each security.

See the information provided in the table in Item 3.

8.  Name of person to whom each security was issued, renewed or guaranteed.

Issued to qualified institutional buyers as defined in Rule 144A under the 1933 Act.

9.  Collateral given with each security, if any.

First mortgage bond trust indenture.

10.  Consideration received for each security.

See the information provided in the table in Item 3.

11.  Application of proceeds of each security.

To repay short-term debt and for general corporate purposes.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b)  ___
b.  the provisions contained in the fourth sentence of Section 6(b) ___
c.  the provisions contained in any rule of the Commission other than
    Rule U-48  X

13.  Not Applicable.

14.  Not Applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.
Date: September 28, 2000	THE SOUTHERN CONNECTICUT GAS COMPANY

By: /s/Carol A. Forest
Carol A. Forest
Vice President, Finance, Chief Financial Officer, Treasurer and Assistant Secretary